Nasdaq Regulation

Nasdaq

Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

October 1, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on October 1, 2026, The Nasdaq Stock Market LLC (the "Exchange") received from WISeSat.Space Holdings Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Ordinary shares, no par value

We further certify that the security described above has been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

Eun Ah Choi